ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED FEBRUARY 8, 2012 AND

THE PROSPECTUS DATED MAY 11, 2009)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-159111

FEBRUARY 8, 2012

AFLAC INCORPORATED

$750,000,000

$400,000,000 2.65% SENIOR NOTES DUE 2017

$350,000,000 4.00% SENIOR NOTES DUE 2022

FINAL TERM SHEET

Dated February 8, 2012

Issuer:	Aflac Incorporated
Ratings*:	A3 / A- (stable/negative) (Moody’s / S&P)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	February 8, 2012
Settlement Date (T+2):	February 10, 2012
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	J.P. Morgan Securities LLC (50%) Goldman, Sachs & Co. (30%)
Co-Manager:	Morgan Stanley & Co. LLC (20%)
Principal Amount:	$400,000,000 2.65% Notes due 2017 (the “2017 Notes”) $350,000,000 4.00% Notes due 2022 (the “2022 Notes”)
Public Offering Price:	99.911% of principal amount of the 2017 Notes 99.820% of principal amount of the 2022 Notes
Underwriting Discount:	0.60% of the 2017 Notes 0.65% of the 2022 Notes
Proceeds, Before Expenses:	$744,339,000
Maturity Date:	February 15, 2017 (2017 Notes) February 15, 2022 (2022 Notes)
Coupon:	2.65% (2017 Notes) 4.00% (2022 Notes)
Benchmark Treasury:	0.875% due January 31, 2017 (2017 Notes) 2.000% due November 15, 2021 (2022 Notes)
Spread to Benchmark:	+185 basis points (1.85%) (2017 Notes) +205 basis points (2.05%) (2022 Notes)
Treasury Yield:	0.819% (2017 Notes) 1.972% (2022 Notes)
Re-offer Yield:	2.669% (2017 Notes) 4.022% (2022 Notes)

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on August 15, 2012
Record Dates:	February 1 and August 1 of each year
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points in the case of the 2017 Notes and 35 basis points in the case of the 2022 notes
CUSIP:	001055 AH5 (2017 Notes) 001055 AJ1 (2022 Notes)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

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